Rosemary G. Reilly

+1 617 526 6633 (t)

+1 617 526 5000 (f)

rosemary.reilly@wilmerhale.com

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Epizyme, Inc.

400 Technology Square, 4th Floor

Cambridge, MA 02139

Attn: Jason Rhodes, Executive Vice President and Chief Financial Officer

617-229-5872

May 13, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Epizyme, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 26, 2013

File No. 333-187982

Ladies and Gentlemen:

On behalf of Epizyme, Inc. (the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”).

Amendment No. 2 is being submitted in response to comments contained in the letter dated May 10, 2013 (the “Letter”) from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jason Rhodes, the Company’s Executive Vice President and Chief Financial Offer. The responses contained herein are based on information provided to WilmerHale by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.

On behalf of the Company, we advise you as follows:

Our lead product candidates, page 3

1.	Please define your use of the terms “biological effect” and “clinical effect,” and disclose how and why these effects are distinguishable from one another. In particular, please specifically address why a biologic effect, such as partial inhibition, does not demonstrate a clinical effect of your product candidate.

Securities and Exchange Commission Division of Corporation Finance May 13, 2013 Page 2

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 79 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Stock-Based Compensation, page 53

2.	Please refer to your response to our comment 13. It is unclear how you have sufficiently addressed the quantitative or qualitative components in our initial comment regarding the discussion of each significant factor contributing to the difference between each valuation and the estimated IPO price considering the 539% increase in the fair value from the June 7, 2012 price to the midpoint of your price range. Please revise your proposed disclosure to provide this information from the June 7, 2012 grant to the latest grant.

Response:	In response to the Staff’s comment, the Company has revised its disclosures on pages 59 through 62 of Amendment No. 2. Additionally, the Company is supplementally providing the Staff the following additional information regarding its common stock valuations.

The Company believes that it has made reasonable valuations of its common stock by performing contemporaneous, or, when necessary, retrospective, valuations of its common stock at least once per year and more frequently upon the occurrence of significant events or conditions. The Company has performed five valuations of its common stock between April 2012 and April 2013. The estimated fair value of the Company’s common stock increased from $2.19 per share on June 7, 2012 to $3.54 per share on December 13, 2012, an increase of 62%, reflecting all identified drivers of enterprise value during this period, including development progress of the Company’s product candidates and the progression of the Company’s life cycle, as described in the disclosures on pages 59 and 60 of Amendment No. 2.

The estimated fair value of the Company’s common stock increased from $3.54 per share on December 13, 2012 to $11.73 per share on April 30, 2013, an increase of 231%. For 2013, the Company has identified the following as the most significant value creating factors:

Securities and Exchange Commission Division of Corporation Finance May 13, 2013 Page 3

•	Stronger market conditions generally, and for the biopharmaceutical sector specifically, subsequent to December 31, 2012;

•

Clinical progress of EPZ-5676, including receipt in late February 2013 of final data for an MLL-r patient treated in the EPZ-5676 clinical trial, which data supported the Company’s scientific hypothesis about HMT inhibitors;

•	Effectiveness of a clinical trial application, or CTA, with respect to a Phase 1/2 clinical trial for EPZ-6438 in January 2013; and

•	Increased likelihood of an initial public offering of the Company’s common stock after December 2012.

Between the April 2012 valuation and the October 3, 2012 stock option grants, the Company believed that the likelihood of an initial public offering was constant at 30%. This belief was based in part on the assessment that the Company should not pursue an initial public offering until it had commenced a Phase 1 clinical trial of EPZ-5676 and obtained data for an MLL-r patient treated in the EPZ-5676 clinical trial (which, as noted, did not occur until late February 2013). In addition, during the period from April 2012 to the date of the October 2012 awards, the overall market conditions, and particularly the market for biopharmaceutical initial public offerings, were not promising, resulting in fewer biopharmaceutical initial public offerings. According to the Lazard Healthcare Market Update (May 10, 2013), the number of healthcare initial public offerings decreased from six in the first quarter of 2012 to two in the second quarter of 2012 and three in the third quarter of 2012.

In November 2012, the Company enrolled its first patient in its Phase 1 clinical trial of EPZ-5676 and filed a CTA with respect to a clinical trial for EPZ-6438. The Company determined that these events demonstrated its ability to continue to execute successfully against its development plans and, therefore, had increased the possibility of an initial public offering scenario. In the valuation of the Company’s common stock performed in November 2012, the Company increased the probability assigned to an initial public offering scenario, as this exit scenario was becoming more likely based on its stage of development and its execution against its plan. In addition, the Company bifurcated the initial public offering scenario into an early initial public offering scenario, which assumed an initial public offering in mid-2013, and a late initial public offering scenario, which assumed an initial public offering in mid-2014.

Securities and Exchange Commission Division of Corporation Finance May 13, 2013 Page 4

As a result, the November 2012 valuation represented a 62% increase compared to the Company’s prior valuation of its common stock. The Company’s board of directors (the “board of directors”) recognized that the enrollment of the first patient in the Phase 1 clinical trial of EPZ-5676 and the filing of the CTA with respect to a clinical trial of EPZ-6438 demonstrated the Company’s ability to continue to execute successfully against its development plans, which increased the possibility of an initial public offering, as reflected in the November 2012 valuation. However, the board of directors also considered the Company’s expectations that it would not obtain final data for an MLL-r patient treated in the EPZ-5676 clinical trial until 2013 and that the CTA for EPZ-6438 would not be effective until 2013, as well as overall conditions in the capital markets and the market for biopharmaceutical initial public offerings in December 2012, including the generally depressed stock prices for biopharmaceutical companies and the valuations for biopharmaceutical companies that had recently gone public. In particular, the Nasdaq Biotechnology Index declined by 5% from the beginning of October 2012 through the end of November 2012. Although the board of directors considered at its December 2012 meeting whether it was appropriate for the Company to commence the process for a confidential submission of a draft registration statement for an initial public offering in December 2012, in light of the market conditions and the potential valuation absent patient data supporting the Company’s scientific hypothesis for HMT inhibitors, the board of directors determined that it was too early to pursue an initial public offering.

In late January 2013, based on the board of directors’ review of improving overall market conditions, the improving market for biopharmaceutical initial public offerings and the progress of the EPZ-5676 clinical trial, including the expectation that data with respect to the first MLL-r patient dosed in the Company’s clinical trial of EPZ-5676 would become available in the near term (because the MLL-r patient commenced treatment on January 24, 2013), the board of directors determined that a significant shift was occurring with respect to the likely valuation the Company could achieve in an initial public offering and authorized the preparation and submission of a confidential draft registration statement for an initial public offering.

Securities and Exchange Commission Division of Corporation Finance May 13, 2013 Page 5

In late February 2013, the Company concluded that the potential valuation for the Company had significantly increased because on February 20, 2013 the Company had received final data for the MLL-r patient dosed in the Company’s clinical trial of EPZ-5676. In this MLL-r patient, the Company observed partial DOT1L target inhibition after treatment with EPZ-5676. This data indicated that the Company was closer to achieving proof of concept for one of its HMT inhibitors, a development that management and the board of directors believed significantly increased the enterprise value of the Company.

In February 2013, the Company also engaged underwriters who provided further insight into overall market conditions and potential valuations for the Company in light of recent trends in stock prices of biopharmaceutical companies and recent initial public offerings of comparable companies. Specifically, management and the board of directors noted that the likely market value of the Company had increased significantly from the weaker market conditions of 2012, consistent with improvements in applicable stock indices. For example, from January 1, 2013 through February 28, 2013, the Nasdaq Biotechnology Index increased approximately 8%, driving up valuations for companies comparable to the Company. In addition, as reported in the Lazard Healthcare Market Update (referenced above), the number of healthcare initial public offerings increased from four in the fourth quarter of 2012 to seven in the first quarter of 2013. The Company’s organizational meeting with the underwriters for its initial public offering was held on February 19, 2013. The Company’s February 28, 2013 valuation considered these positive factors and trends and, as a result, the February 28, 2013 valuation represented a 159% increase compared to the previous valuation.

In the context of these events and conditions and the continuing improvement in the performance of biopharmaceutical stock indices (the Nasdaq Biotechnology Index had increased an additional 6% from February 28, 2013 through March 15, 2013,), the Company submitted its confidential draft registration statement on March 22, 2013 further increasing the likelihood of an initial public offering. In connection with the submission of the confidential draft registration statement, the Company engaged in “testing the waters” meetings in late March 2013 with potential investors in accordance with the Jumpstart Our Business Startups Act. These meetings provided positive feedback about potential demand for the Company’s common stock from investors, further solidifying the Company’s intention to proceed with its initial public offering. Accordingly, on April 18, 2013, the board of directors signed and the Company filed the Registration Statement with the Commission.

Securities and Exchange Commission Division of Corporation Finance May 13, 2013 Page 6

The Company believes these market trends and Company-specific factors have driven the substantial increase in the Company’s valuation from the date of its December 2012 option grants to the date of its April 2013 option grants.

In late April 2013 after the filing of the Registration Statement, the Company’s underwriters provided management with the underwriters’ perceptions of increased optimism regarding overall market conditions and the market for initial public offerings, particularly for biopharmaceutical companies, and reiterated the underwriters’ prior expectation that the Company would be able to complete its initial public offering by the end of the second quarter of 2013. On April 30, 2013, the underwriters met with the Pricing Committee of the board of directors (the “Pricing Committee”) and proposed an estimated price range for the offering, which the Company supplementally provided to the Staff on May 1, 2013.

As a result of this increasingly positive market data and the increased probability of the Company completing an initial public offering, the Company performed a valuation of its common stock as of April 30, 2013, which resulted in an estimated fair value of the Company’s common stock of $11.73 per share, an amount that is approximately 90% of the low end of the estimated offering price range provided by the Company’s underwriters to the Pricing Committee. The April 30, 2013 valuation represents a 129% increase when compared to the February 28, 2013 valuation. Given the proximity of this valuation to the Company’s April 18, 2013 stock option grant, the Company has retrospectively applied the $11.73 per share valuation to the April 18, 2013 stock option grant for financial reporting purposes. The Company has provided additional information related to this retrospective valuation, including assumptions made and factors contributing to the results of the valuation analysis, on page 62 of Amendment No. 2 to its Registration Statement.

The Company believes that its valuations of its common stock applied to its stock option awards during the period from June 7, 2012 through April 30, 2013 for financial reporting purposes continue to be appropriate as each valuation contemplated all available facts and circumstances at the time of the relevant determination. However, the Company acknowledges an alternative view that the retrospective common stock valuation applied

Securities and Exchange Commission Division of Corporation Finance May 13, 2013 Page 7

to its January 25, 2013 and February 14, 2013 stock option awards for financial reporting purposes should be adjusted to more closely align with the results of the April 30, 2013 retrospective valuation, which contemplates the proposed price range for the Company’s initial public offering, as the January 25, 2013 and February 14, 2013 stock option awards were also granted during the window in which the board of directors had determined to pursue an initial public offering. In considering this view, and in response to the Staff’s comment, the Company prepared a sensitivity analysis assuming the application of the April 30, 2013 valuation to its January 25, 2013 and February 14, 2013 stock option awards for financial reporting purposes.

This sensitivity analysis compared the stock-based compensation expense recorded in the first quarter of 2013 related to the January 25, 2013 and February 14, 2013 stock option awards to the stock-based compensation expense that would be recorded if the Company were to retrospectively apply the common stock valuation calculated in the April 30, 2013 valuation to all such awards. This sensitivity analysis indicated that the impact of retrospectively applying the April 30, 2013 valuation to the January 25, 2013 and February 14, 2013 stock option awards would not be material to the Company’s financial statements for the first quarter of 2013 from a quantitative or qualitative perspective; specifically, $0.3 million of additional stock-based compensation expense would be attributable to the first quarter of 2013. The Company concluded that the $0.3 million in additional stock-based compensation expense would be immaterial to the Company’s financial statements as of and for the three months ended March 31, 2013, as it would represent 1.8% of operating expenses for that period and would represent less than 1% of expected operating expenses for the year ending December 31, 2013. The Company believes users of its financial statements are primarily concerned with the Company’s ability to fund future operating expenses and therefore determined that evaluating materiality based on operating expenses is appropriate in the circumstances.

The Company believes that this sensitivity analysis represents the maximum possible impact of any further retrospective valuations because the Company’s stock price would have been increasing over the period from January 1, 2013 to April 30, 2013 as opposed to being equal to the April 30, 2013 valuation throughout such period. While the impact of adjusting the retrospective fair values applied to the January 25, 2013

Securities and Exchange Commission Division of Corporation Finance May 13, 2013 Page 8

and February 14, 2013 stock option awards is immaterial to the first quarter of 2013, in response to the Staff’s comment, the Company will perform additional retrospective valuations to more closely align the enterprise values applied to the January 25, 2013 and February 14, 2013 valuations with the enterprise value contemplated in the April 30, 2013 retrospective valuation. The impact of these retrospective valuations on stock-based compensation expense, which is expected to be less than the $0.3 million maximum amount calculated in the Company’s sensitivity analysis, will be recorded by the Company prospectively in its financial statements for the second quarter of 2013.

Phase 1 Clinical Trial, page 77

3.	We note your statement that there were no adverse events greater than Grade 2, moderate, in relation to your Phase I trial for EPZ-5676. Please revise your disclosure to identify the specific adverse events that were experienced and the number of patients that experienced such adverse effects.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 79 of Amendment No. 2.

Director Compensation, page 122

4.	We note your disclosure that your board approved a director compensation program in April 2013. Please file a copy of this compensatory plan as an exhibit to your registration statement as required under Item 601(b)(10)(iii)(A) of Regulation S-K. To the extent it is not set forth in any formal document, a written description the director compensation plan should be filed as an exhibit.

Response:	The Company advises the Staff that a written description of the non-employee director compensation program approved by the Company’s board of directors in April 2013 is being filed as Exhibit 10.26 to Amendment No. 2. The Company supplementally advises the Staff that the non-employee director compensation program is not set forth in any formal document.

Notes to Consolidated Financial Statements

9. Collaborations, page F-21

5.	Please refer to your response to our comment 29. For your research, development, and regulatory milestones, please quantify those that you determined were substantive and

Securities and Exchange Commission Division of Corporation Finance May 13, 2013 Page 9

those that you determined were not substantive for the Eisai and GlaxoSmithKline agreements. For your research, development, and regulatory milestones that you determined were substantive please provide further disaggregation. Consider disaggregation by categories such as preclinical, phase 1, phase 2, regulatory, etc.

Response:	In response to the Staff’s comment regarding substantive milestones and disaggregation, the Company has revised the disclosure on pages F-21, F-25 and F-27 of Amendment No. 2 and has also revised corresponding disclosures on pages 86, 88 and 89 of the Business section and pages 50 and 51 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of Amendment No. 2.

The Company supplementally advises the Staff that with respect to the topic of milestone payments being evaluated as substantive or not substantive, the Company’s milestone revenue accounting policy described in Note 2 of the Notes to Consolidated Financial Statements, Summary of Significant Accounting Policies, provides information as to the factors that the Company considers in determining whether a milestone payment is substantive or not substantive. The Company’s discussion of its collaboration and license agreements in Note 9 of the Notes to Consolidated Financial Statements, Collaborations, provides qualitative disclosure as to the Company’s assessment of the milestone payments under each collaboration, including the Company’s analysis of whether milestone payments received through the end of the reporting period were substantive or not substantive as well as the Company’s analysis of whether milestone payments that remain eligible to be earned are substantive or not substantive. In response to the Staff’s comment, the Company has revised the disclosure on pages F-21, F-25 and F-27 of Amendment No. 2 to provide quantitative disclosure of the amount of substantive milestone payments underlying each category of eligible milestone payments disclosed to supplement this qualitative disclosure.

The Company further advises the Staff that it has determined the following milestone payments to be substantive:

Rule 83 Confidential Treatment Request by Epizyme, Inc. Request #1

Celgene: All eligible milestone payments have been determined to be substantive as described in Note 9 to the Notes to Consolidated Financial Statements, Collaborations. These milestone payments comprise clinical development milestones of $60.0 million related to DOT1L and $[**] million related to each available target and regulatory milestones of $100.0 million related to DOT1L and each available target.

Epizyme, Inc. respectfully requests that the information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to Jason Rhodes, Executive Vice President and Chief Financial Officer, Epizyme, Inc., 400 Technology Square, 4th Floor, Cambridge, MA 02139, telephone 617-229-5872, before it permits any disclosure of the bracketed information contained in Request #1.

Securities and Exchange Commission Division of Corporation Finance May 13, 2013 Page 10

Eisai: The Company’s disclosures in in Note 9 to the Notes to Consolidated Financial Statements, Collaborations, identify whether milestones for which the Company has received payment are substantive or not. Remaining eligible milestone payments through human proof-of-concept have been determined to be substantive, as described in Note 9 to the Notes to Consolidated Financial Statements, Collaborations. These milestone payments are all related to clinical development and total $16.0 million, based on the Company’s estimates of achieving human proof-of-concept for EPZ-6438.

GlaxoSmithKline: The Company’s disclosures in in Note 9 to the Notes to Consolidated Financial Statements, Collaborations, identify whether milestones for which the Company has received payment are substantive or not. Remaining eligible milestone payments through development candidate selection have been determined to be substantive, as described in Note 9 to the Notes to Consolidated Financial Statements, Collaborations. These milestone payments encompass the remainder of the Company’s eligible milestone payments related to preclinical research and development under the GlaxoSmithKline agreement and total $21.0 million.

With respect to the disaggregation of the eligible milestone payments under the Company’s collaboration and license agreements, the Company acknowledges the Staff’s request for further disaggregation of the substantive milestones. In response to the Staff’s comment, the Company proposes further disaggregating its previously disclosed categories of remaining eligible milestone payments from two categories, (i) research, development and regulatory milestone payments and (ii) sales-based milestone payments, to four categories, as follows:

•	preclinical research and development milestone payments,

•	clinical development milestone payments,

•	regulatory milestone payments, and

•	sales-based milestone payments.

Securities and Exchange Commission Division of Corporation Finance May 13, 2013 Page 11

The Company believes that this approach provides further disaggregation as to the Company’s substantive milestones while maintaining clear disclosure of the relevant and material facts related to its collaboration and license agreements.

The Company believes its four proposed categories for disclosing eligible milestone payments are consistent with both the nature of the eligible milestone payments included in the Company’s collaboration and license agreements as well as the research and development processes specific to product candidates developed pursuant to the Company’s product platform. The Company does not believe that further disaggregating the clinical development category into subcategories to distinguish between the individual phases of clinical development, such as Phase 1, Phase 2, etc., would provide better information as clinical trials such as those that the Company is conducting or will be conducting for its product candidates are often combined. For example, the Company is conducting a Phase 1 clinical trial of EPZ-5676 but a Phase 1/2 clinical trial of EPZ-6438. Additionally, disparity exists among the collaboration and license agreements as to the definition of certain milestone events in the phases of the Company’s product candidate development, and, as a result, inclusion of certain milestones in further disaggregated categories would detract from an investor’s ability to compare the collaborations. As it relates to the Company’s substantive milestones specifically, and in the context of the Staff’s comment, the eligible milestone payments that have been deemed substantive relate to clinical development in the specific manner of phase progression in only one of the Company’s three therapeutic collaboration agreements. In contrast, one of the collaboration agreements includes substantive clinical development milestone payments at the achievement of certain defined clinical events such as the initiation of a pivotal clinical trial. The Company believes that these variations in the types of milestone events between its collaboration agreements further supports the Company’s aggregation of milestone payments into the four categories proposed by the Company.

Securities and Exchange Commission Division of Corporation Finance May 13, 2013 Page 12

6.	Please refer to your response to our comment 33. We are still evaluating how you determined the option exercise fee included in the total allocable arrangement consideration is fixed and determinable. You state “the Company has estimated the number of available targets that it believes are reasonably likely to be selected by Celgene during the option period, based on information available to management at the time the agreement was executed.” Please clarify the additional information available to management, and whether this number represents the minimum number of targets available.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on page F-23 of Amendment No. 2. Additionally, the Company supplementally advises the Staff that, at the time the Celgene agreement was executed, management estimated the number of available targets that it believed were reasonably likely to be selected by Celgene during the option period after considering the following factors:

•	the number of available targets prioritized in the Company’s product platform;

•	the stage of development of each of the prioritized available targets in the Company’s product platform;

•	the Company’s previous experience in developing HMT inhibitors directed to an individual target;

•	the Company’s planned research activities during the three-year option period; and

•	the specific terms of the arrangement with Celgene.

At the inception of the arrangement, the Company determined based on its then current development candidates and its research plan that it would be performing research and development for six available targets during the option period. Of this total, the Company determined that there were three available targets for which the Company was reasonably likely to have an HMT inhibitor directed to such available target achieve IND effectiveness by the end of the three-year option period. Management continues to believe this assessment is reasonable.

As described in our letter to the Staff dated April 26, 2013, the Company has concluded that the options provided to Celgene are not substantive.

Securities and Exchange Commission Division of Corporation Finance May 13, 2013 Page 13

Celgene maintains exclusive rights to the available targets during the option period and must exercise its option to obtain a license to an available target prior to the effectiveness of an IND for an HMT inhibitor directed to such available target. Further, the Company is solely responsible for funding research and development activities for an available target through the effectiveness of the first IND for an HMT inhibitor directed to such available target. For these reasons, the Company believes Celgene would not exercise an option to license an available target until the earlier of IND effectiveness or the end of the option period in order to mitigate, to the fullest extent possible in the circumstances, the risk associated with the available target.

After considering the relevant facts and circumstances, the Company determined it was reasonable to conclude that Celgene would exercise options to license three available targets where an IND for an HMT inhibitor directed to such available target would likely become effective during the option period. Therefore, the Company believes this amount represents the implied minimum number of targets available.

*         *         *

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6633 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Rosemary G. Reilly

Rosemary G. Reilly

cc:	Dr. Robert Gould, Epizyme, Inc.

Mr. Jason Rhodes, Epizyme, Inc.

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 2736

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